Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower,

The Landmark

15 Queen’s Road Central, Hong Kong

September 28, 2007

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	SEC Examiner

MEMSIC, Inc.

Re: Statement on Form S-1

Ladies and Gentlemen:

On behalf of MEMSIC, Inc. (the “Company”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed underwritten public offering of shares of the Company’s common stock.

Wire transfers in the total amount of $3,200 in payment of the registration fee (including the estimated registration fee of $3,070, plus $130 for any extra amount that may be required) has been transmitted to the account of the Commission at Mellon Bank, Pittsburgh, Pennsylvania. The original signature pages to the Registration Statement have been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.

Please telephone the undersigned in Hong Kong at the office: (852) 3740-4780, mobile phone: (852) 9460-8675 or fax: (852) 3740-4790, or Peter Huang of Skadden, Arps in Beijing at the office: (86) 10-6505-5511, mobile phone: (86) 1350-138-5907 or fax: (86) 10-6505-5522, if we may be of any assistance in answering questions which may arise in connection with your review of the Registration Statement.

Very truly yours,

/s/ Gregory G. H. Miao

Gregory G. H. Miao

cc:	Dr. Yang Zhao
President	and CEO, MEMSIC, Inc.